 U S CANADIAN MINERALS, INC.

Converted by EDGARwiz

September 20, 2008

We thank the Commission for its comments in the letter dated July 21, 2008. Upon receipt of the comment letter we reviewed the disclosure in our Form 8-Kfiled on September 9, 2008. Our Board of Directors, in the absence an Audit Committee, did consult with our independent accountant on the issues of the restatement of the 2007 10 KSB/A filed on September 12, 2008 and are filing a new 8-K stating so.

We also acknowledge the following:

• The company is responsible for the adequacy and accuracy of the disclosure in the filing:

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

• The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mr. Van der Bok Busboom

President/CEO

U S Canadian Minerals Inc